AMPEX CORPORATION

1228 Douglas Avenue

Redwood City, CA 94063

650-367-2011

June 22, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 90549

Re:	Ampex Corporation

Application for Withdrawal of Registration Statement on Form S-3

File No. 333-5115

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ampex Corporation (the “Company”) hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-5115), together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 4, 1996, in connection with the possible sale of up to 1,150,000 shares of the Company’s Class A Common Stock, par value $0.01 per share (the “Shares”). None of the Shares have been sold, and the Company does not presently intend to sell any of the Shares in the near future. Accordingly, the Company requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

The Company also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Please contact the undersigned at (650) 367-3330 or Vicki S. Gruber at (516) 845-8088 if you have any questions regarding this request for withdrawal.

Very truly yours, AMPEX CORPORATION

By:	/s/ Joel D. Talcott
Vice President and Secretary

cc:	David D. Griffin, Esq.

Vicki S. Gruber, Esq.